U.S. Securities and Exchange Commission
Washington, D.C. 20549

02038245

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SEC MAIL PROCESSING RECEIVED MAY 30 2002 WASH. D.C. 152 SECTION

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Residential Accredit Loans Inc.
Exact Name of Registrant as Specified in Charter

0000949493
Registrant CIK Number

Current Report on Form 8-K FOR 5/29/02
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-82902
SEC File Number of Registration Statement

Name of Person Filing the Document
(if Other than the Registrant)

PROCESSED
JUN 14 2002
THOMSON FINANCIAL

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, State of Minnesota, on the 29th day of May, 2002.

Residential Accredit Loans Inc.
(Registrant)

By: [signature]
Randy Van Zee
Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ________, 2002, that the information set forth in this statement is true and complete.

By: ______________________
(Name)

____
(Title)

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report: May 29, 2002
(Date of earliest event reported)

Residential Accredit Loans, Inc.
(Exact name of registrant as specified in its charter)

Delaware	333-82902	51-0368240
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

8400 Normandale Lake Blvd., Suite 600, Minneapolis, Minnesota	55437
(Address of Principal Executive Office)	(Zip Code)

Registrant's telephone number, including area code: (952) 857-7000

Item 5. Other Events.

On May 30, 2002, the Registrant will cause the issuance and sale of approximately $508,482,000 initial principal amount of Mortgage Asset-Backed Pass-Through Certificates, Series 2002-QS6 Class A-1 through Class A-13, Class R-I, Class R-II, Class A-P, Class A-V, Class M-1, Class M-2, Class M-3, Class B-1, Class B-2 and Class B-3 (the "Certificates") pursuant to a Pooling and Servicing Agreement to be dated as of May 1, 2002, among the Registrant, Residential Funding Corporation, as Master Servicer, and Deutsche Bank, as Trustee.

In connection with the expected sale of the Series 2002-QS6, Class A-1 through Class A-13, other than a de minimis portion of the Class R Certificates to Greenwich Capital; the Registrant has been advised by the Underwriter that the Underwriter has furnished to prospective investors certain yield tables and other computational materials (the "Computational Materials") with respect to the Underwritten Certificates following the effective date of Registration Statement No. 333-82902, which Computational Materials are being filed manually as exhibits to this report on Form SE dated May 29, 2002.

The Computational Materials have been provided by the Underwriter. The information in the Computational Materials is preliminary and may be superseded by the Prospectus Supplement relating to the Certificates and by any other information subsequently filed with the Securities and Exchange Commission.

The Underwriter has advised the Registrant that certain information in the Computational Materials may have been based on assumptions that differed from the final pool information.

The Computational Materials were prepared by the Underwriter at the request of certain prospective investors, based on assumptions provided by, and satisfying the special requirements of, such prospective investors. The Computational Materials may be based on assumptions that differ from the assumptions set forth in the Prospectus Supplement. The Computational Materials may not include, and do not purport to include, information based on assumptions representing a complete set of possible scenarios. Accordingly, the Computational Materials may not be relevant to or appropriate for investors other than those specifically requesting them.

In addition, the actual characteristics and performance of the mortgage loans underlying the Underwritten Certificates (the "Mortgage Loans") may differ from the assumptions used in the Computational Materials, which are hypothetical in nature and which were provided to certain investors only to give a general sense of how the yield, average life, duration, expected maturity, interest rate sensitivity and cash flow characteristics of a particular class of Underwritten Certificates might vary under varying prepayment and other scenarios. Any difference between such assumptions and the actual characteristics and performance of the Mortgage Loans will affect the actual yield, average life, duration, expected maturity, interest rate sensitivity and cash flow characteristics of a particular class of Underwritten Certificates.

Item 7. Financial Statements, *Pro Forma* Financial Information and Exhibits

(a) Financial Statements.

Not applicable.

(b) *Pro Forma* Financial Information.

Not applicable.

(c) Exhibits

Exhibit No.	**Item 601(a) of Regulation S-K Exhibit No.**	**Description**
1	99	Computational Materials

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

RESIDENTIAL ACCREDIT LOANS, INC.

By: ______________________

Name: Randy Van Zee

Title: Vice President

Dated: May 29, 2002

EXHIBIT INDEX

Exhibit Number	Item 601 (a) of Regulation S-K Exhibit No.	Sequentially Numbered Description	Page
1	99	Computational Materials	Filed Manually Form SE dated May 29, 2002

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Greenwich Capital Markets

Yield Sensitivity Table

May 24, 2002 10:13 AM
User: mercadk
As of May 24, 2002, 10:13 AM

Bond Class		
me / Class:	RFC02QS6H	A1
sip:		
upon:		5.250 %
rmula:		N/A
ig. Balance:		$50,000,000.00
ctor:		1.00000000
ctor date:		02/01/2002
rrent Cap:		N/A
rrent Floor:		N/A
r. Balance:		$50,000,000.00

Class Description	
PAC Bands:	N/A
Settlement Date:	05/30/2002
Issue Date:	05/01/2002
First Pay Date:	06/25/2002
Maturity Date:	N/A
Days Delay:	24

Collateral Description	
Coll. Type:	WL
Orig. Balance:	$501,319,261.21
Net Coupon:	7.000 %
Gross Coupon:	7.520 %
Srvc Fee:	0.520 %
Orig. Term:	360 mos
Current WAM:	357 mos
Current Age:	2 mos

Price	1*.5USR	1*.75USR	1*.9USR	1USR	1*1.15USR	1*1.25USR	1*1.5USR	1*1.75USR	1*2USR
100-07+	5.130	5.059	5.018	4.990	4.950	4.923	4.856	4.790	4.725
100-11+	5.092	5.006	4.956	4.923	4.874	4.841	4.760	4.681	4.602
100-15+	5.055	4.953	4.894	4.856	4.798	4.760	4.665	4.571	4.478
100-19+	5.017	4.901	4.833	4.789	4.722	4.678	4.569	4.461	4.355
100-23+	4.979	4.848	4.772	4.721	4.647	4.597	4.474	4.352	4.232
100-27+	4.942	4.796	4.711	4.655	4.571	4.516	4.379	4.243	4.109
100-31+	4.904	4.743	4.649	4.588	4.496	4.435	4.284	4.134	3.987
101-03+	4.867	4.691	4.589	4.521	4.421	4.354	4.189	4.026	3.865
101-07+	4.830	4.639	4.528	4.455	4.346	4.273	4.094	3.918	3.743
WAL:	3.84	2.63	2.22	2.01	1.77	1.64	1.38	1.20	1.06
Mod. Dur:	3.29	2.35	2.02	1.84	1.64	1.52	1.30	1.13	1.01
Spread	79.7	122.1	133.0	137.3	150.2	158.1	170.8	176.7	178.3
First Prin:	06/2002	06/2002	06/2002	06/2002	06/2002	06/2002	06/2002	06/2002	06/2002
Last Prin:	07/2011	04/2008	03/2007	10/2006	03/2006	11/2005	04/2005	11/2004	07/2004
Bench:	AL	AL	AL	AL	AL	AL	AL	AL	AL

These Computational Materials should be accompanied by a one-page disclaimer, which must be read in its entirety by the addressee of this communication. If such disclaimer is not attached hereto, please contact your Greenwich Capital sales representative.

	3 Month	6 Month	1 Year	2 Year	3 Year	5 Year	10 Year	30 Year
R Yld	1.647	1.874	2.375	3.302	3.902	4.559	5.371	5.843
R/Swp Spd	1.726	1.893	2.368	3.318/45	3.717/68	4.516/57	5.198/62	5.689/53
R Price	99-19	99-02+	101-27+	100-18	109-23	95-27+	97-17	95-18

Mo L	3Mo L	11Cof	Prime
1.850	1.880	2.744	4.750

15Mtg	30Mtg	FN 6.5	FN 6.0
6.237	6.824	101-02	98-21

CAP VOLS (years)					
1	2	3	5	10	30
31.410	27.130	24.930	22.490	19.140	16.730

SWAPTION VOLS (years)			
3 X 5	1 X 10	5 X 10	10 X 10
18.500	19.230	15.420	12.170

Prepay Model Knobs	Turnover Level	Turnover Ramp	Refi Vol	Refi Elbow Shift	Burnout Severity	Burnout Timing	Lockin Sverity	Lockin Rate	Mtg Rate Shift	Surge	Model Version
Settings	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	30

Greenwich Capital Markets

Yield Sensitivity Table

May 24, 2002 10:52 AM
User: mercadk
As of May 24, 2002, 10:52 AM

Bond Class	
Name / Class:	RFC02QS6H A2
Cusip:	
Coupon:	6.000 %
Formula:	N/A
Orig. Balance:	$50,000,000.00
Factor:	1.00000000
Factor date:	02/01/2002
Current Cap:	N/A
Current Floor:	N/A
Cur. Balance:	$50,000,000.00

Class Description	
PAC Bands:	N/A
Settlement Date:	05/30/2002
Issue Date:	05/01/2002
First Pay Date:	06/25/2002
Maturity Date:	N/A
Days Delay:	24

Collateral Description	
Coll. Type:	WL
Orig. Balance:	$501,319,261.21
Net Coupon:	7.000 %
Gross Coupon:	7.520 %
Srvc Fee:	0.520 %
Orig. Term:	360 mos
Current WAM:	357 mos
Current Age:	2 mos

Price	1*.5USR	1*.75USR	1*.9USR	1USR	1*1.15USR	1*1.25USR	1*1.5USR	1*1.75USR	1*2USR
99-25+	6.032	6.015	6.004	5.997	5.987	5.980	5.962	5.945	5.928
99-29+	6.005	5.977	5.959	5.948	5.930	5.919	5.891	5.863	5.835
100-01+	5.977	5.939	5.914	5.898	5.874	5.858	5.820	5.781	5.742
100-05+	5.950	5.901	5.870	5.849	5.818	5.798	5.748	5.699	5.649
100-09+	5.923	5.864	5.825	5.799	5.762	5.737	5.677	5.617	5.556
100-13+	5.895	5.826	5.780	5.750	5.706	5.677	5.606	5.535	5.464
100-17+	5.868	5.788	5.736	5.701	5.650	5.617	5.536	5.454	5.372
100-21+	5.841	5.751	5.691	5.652	5.595	5.557	5.465	5.373	5.280
100-25+	5.814	5.713	5.647	5.603	5.539	5.497	5.394	5.292	5.188
WAL:	6.06	4.00	3.27	2.92	2.52	2.32	1.94	1.66	1.45
Mod. Dur:	4.55	3.29	2.78	2.52	2.22	2.06	1.75	1.52	1.34
Spread	126.5	164.4	192.3	204.9	218.1	224.5	236.1	256.3	270.0
First Prin:	06/2002	06/2002	06/2002	06/2002	06/2002	06/2002	06/2002	06/2002	06/2002
Last Prin:	07/2020	12/2014	12/2011	04/2010	11/2008	02/2008	01/2007	04/2006	10/2005
Bench:	AL	AL	AL	AL	AL	AL	AL	AL	AL

These Computational Materials should be accompanied by a one-page disclaimer, which must be read in its entirety by the addressee of this communication. If such disclaimer is not attached hereto, please contact your Greenwich Capital sales representative.

	3 Month	6 Month	1 Year	2 Year	3 Year	5 Year	10 Year	30 Year
OffTR Yld	1.687	1.917	2.408	3.300	3.872	4.511	5.308	5.780
OnTR/Swp Spd	1.705	1.929	2.399	3.337/47	3.715/70	4.471/62	5.134/67	5.621/58
OnTR Price	99-19	99-02+	101-25+	100-17+	109-26	96-00+	98-00+	96-16

1 Mo L	3Mo L	11Cof	Prime
1.860	1.900	2.744	4.750

15Mtg	30Mtg	FN 6.5	FN 6.0
6.247	6.815	101-02	98-21

CAP VOLS (years)					
1	2	3	5	10	30
32.510	27.360	24.970	22.670	19.320	16.810

SWAPTION VOLS (years)			
3 X 5	1 X 10	5 X 10	10 X 10
18.530	19.550	15.440	12.320

Prepay Model Knobs	Turnover Level	Turnover Ramp	Refi Vol	Refi Elbow Shift	Burnout Severity	Burnout Timing	Lockin Sverity	Lockin Rate	Mtg Rate Shift	Surge	Model Version
Settings	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	30

May 24, 2002 10:54 AM
User: mercadk
As of May 24, 2002, 10:53 AM

Yield Sensitivity Table

Bond Class	
Name / Class:	RFC02QS6H A2
Cusip:	
Coupon:	6.000 %
Formula:	N/A
Orig. Balance:	$50,000,000.00
Factor:	1.00000000
Factor date:	02/01/2002
Current Cap:	N/A
Current Floor:	N/A
Cur. Balance:	$50,000,000.00

Class Description	
PAC Bands:	N/A
Settlement Date:	05/30/2002
Issue Date:	05/01/2002
First Pay Date:	06/25/2002
Maturity Date:	N/A
Days Delay:	24

Collateral Description	
Coll. Type:	WL
Orig. Balance:	$501,319,261.21
Net Coupon:	7.000 %
Gross Coupon:	7.520 %
Srvc Fee:	0.520 %
Orig. Term:	360 mos
Current WAM:	357 mos
Current Age:	2 mos

Price	1*.5USR	1*.75USR	1*.9USR	1USR	1*1.15USR	1*1.25USR	1*1.5USR	1*1.75USR	1*2USR
99-30	6.001	5.973	5.954	5.941	5.923	5.911	5.882	5.853	5.823
100-02	5.974	5.935	5.909	5.892	5.867	5.851	5.811	5.771	5.730
100-06	5.947	5.897	5.864	5.843	5.811	5.790	5.739	5.689	5.637
100-10	5.919	5.859	5.819	5.793	5.755	5.730	5.668	5.607	5.545
100-14	5.892	5.821	5.775	5.744	5.699	5.670	5.597	5.525	5.452
100-18	5.865	5.784	5.730	5.695	5.644	5.610	5.527	5.444	5.360
100-22	5.838	5.746	5.686	5.646	5.588	5.550	5.456	5.363	5.268
100-26	5.811	5.709	5.642	5.597	5.532	5.490	5.386	5.281	5.176
100-30	5.784	5.671	5.597	5.549	5.477	5.430	5.315	5.201	5.085
WAL:	6.06	4.00	3.27	2.92	2.52	2.32	1.94	1.66	1.45
Mod. Dur:	4.56	3.29	2.78	2.52	2.22	2.06	1.75	1.52	1.34
Spread	118.3	156.6	185.5	198.5	211.9	218.3	229.1	248.7	261.7
First Prin:	06/2002	06/2002	06/2002	06/2002	06/2002	06/2002	06/2002	06/2002	06/2002
Last Prin:	07/2020	12/2014	12/2011	04/2010	11/2008	02/2008	01/2007	04/2006	10/2005
Bench:	AL	AL	AL	AL	AL	AL	AL	AL	AL

	3 Month	6 Month	1 Year	2 Year	3 Year	5 Year	10 Year	30 Year
OffTR Yld	1.647	1.874	2.375	3.302	3.902	4.559	5.371	5.843
OnTR/Swp Spd	1.726	1.893	2.368	3.318/45	3.717/68	4.516/57	5.198/62	5.689/53
OnTR Price	99-19	99-02+	101-27+	100-18	109-23	95-27+	97-17	95-18

1 Mo L	3Mo L	11Cof	Prime
1.850	1.880	2.744	4.750

15Mtg	30Mtg	FN 6.5	FN 6.0
6.237	6.824	101-02	98-21

CAP VOLS (years)					
1	2	3	5	10	30
31.410	27.130	24.930	22.490	19.140	16.730

SWAPTION VOLS (years)			
3 X 5	1 X 10	5 X 10	10 X 10
18.500	19.230	15.420	12.170

Prepay Model Knobs	Turnover Level	Turnover Ramp	Refi Vol	Refi Elbow Shift	Burnout Severity	Burnout Timing	Lockin Sverity	Lockin Rate	Mtg Rate Shift	Surge	Model Version
Settings	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	30

Greenwich Capital Markets

May 24, 2002 10:57 AM
User: mercadk
As of May 24, 2002, 10:56 AM

Yield Sensitivity Table

Bond Class	
Name / Class:	RFC02QS6H A4
Cusip:	
Coupon:	2.437 %
Formula:	1.0000 x 1MLIB + 0.5500
Orig. Balance:	$144,399,000.00
Factor:	1.00000000
Factor date:	02/01/2002
Current Cap:	8.5
Current Floor:	0.55
Cur. Balance:	$144,399,000.00

Class Description	
PAC Bands:	N/A
Settlement Date:	05/30/2002
Issue Date:	05/25/2002
First Pay Date:	06/25/2002
Maturity Date:	N/A
Days Delay:	0

Collateral Description	
Coll. Type:	WL
Orig. Balance:	$501,319,261.21
Net Coupon:	7.000 %
Gross Coupon:	7.520 %
Srvc Fee:	0.520 %
Orig. Term:	360 mos
Current WAM:	357 mos
Current Age:	2 mos

Price	1*.5USR	1*.75USR	1*.9USR	1USR	1*1.15USR	1*1.25USR	1*1.5USR	1*1.75USR	1*2USR
99-14	2.518	2.552	2.573	2.587	2.607	2.620	2.658	2.697	2.737
99-18	2.497	2.523	2.539	2.550	2.566	2.576	2.605	2.636	2.667
99-22	2.476	2.494	2.506	2.514	2.525	2.532	2.553	2.575	2.597
99-26	2.454	2.465	2.472	2.477	2.484	2.488	2.501	2.514	2.527
99-30	2.433	2.437	2.439	2.441	2.443	2.445	2.449	2.453	2.458
100-02	2.412	2.408	2.406	2.405	2.402	2.401	2.397	2.393	2.388
100-06	2.391	2.380	2.373	2.368	2.362	2.357	2.345	2.332	2.319
100-10	2.370	2.351	2.340	2.332	2.321	2.314	2.294	2.272	2.250
100-14	2.349	2.323	2.307	2.296	2.281	2.271	2.242	2.212	2.181

WAL:	6.77	4.86	4.13	3.75	3.31	3.08	2.56	2.18	1.89
Mod. Dur:	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Spread	-234.2	-209.8	-186.0	-169.4	-150.2	-140.1	-117.0	-99.7	-82.6
First Prin:	06/2002	06/2002	06/2002	06/2002	06/2002	06/2002	06/2002	06/2002	06/2002
Last Prin:	06/2024	08/2019	08/2017	01/2017	04/2016	08/2015	03/2013	11/2010	03/2009
Bench:	AL	AL	AL	AL	AL	AL	AL	AL	AL

	3 Month	6 Month	1 Year	2 Year	3 Year	5 Year	10 Year	30 Year
OnTR Yld	1.645	1.923	2.446	3.331	3.901	4.547	5.340	5.802
OnTR/Swp Spd	1.705	1.950	2.419	3.359/47	3.740/70	4.502/62	5.163/67	5.649/58
OnTR Price	99-19	99-02	101-25	100-16	109-23+	95-28+	97-25+	96-03+

1 Mo L	3Mo L	11Cof	Prime
1.860	1.900	2.744	4.750

15Mtg	30Mtg	FN 6.5	FN 6.0
6.275	6.840	101-02	98-21

CAP VOLS (years)					
1	2	3	5	10	30
32.830	27.810	25.160	22.770	19.390	16.870

SWAPTION VOLS (years)			
3 X 5	1 X 10	5 X 10	10 X 10
18.460	19.470	15.360	12.250

Prepay Model Knobs	Turnover Level	Turnover Ramp	Refi Vol	Refi Elbow Shift	Burnout Severity	Burnout Timing	Lockin Sverity	Lockin Rate	Mtg Rate Shift	Surge	Model Version
Settings	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	30

Greenwich Capital Markets

Yield Sensitivity Table

May 24, 2002 10:58 AM
User: mercadk
As of May 24, 2002, 10:58 AM

Bond Class		
/ Class:	RFC02QS6H	A4
:		
on:		2.437 %
ula:		1.0000 x 1MLIB + 0.5500
Balance:		$144,399,000.00
r:		1.00000000
r date:		02/01/2002
ent Cap:		8.5
ent Floor:		0.55
Balance:		$144,399,000.00

Class Description	
PAC Bands:	N/A
Settlement Date:	05/30/2002
Issue Date:	05/25/2002
First Pay Date:	06/25/2002
Maturity Date:	N/A
Days Delay:	0

Collateral Description	
Coll. Type:	WL
Orig. Balance:	$501,319,261.21
Net Coupon:	7.000 %
Gross Coupon:	7.520 %
Srvc Fee:	0.520 %
Orig. Term:	360 mos
Current WAM:	357 mos
Current Age:	2 mos

Price	1*.5USR	1*.75USR	1*.9USR	1USR	1*1.15USR	1*1.25USR	1*1.5USR	1*1.75USR	1*2USR
99-15	2.493	2.525	2.544	2.558	2.577	2.589	2.625	2.662	2.700
99-19	2.472	2.496	2.511	2.521	2.536	2.545	2.572	2.601	2.630
99-23	2.450	2.467	2.478	2.485	2.495	2.501	2.520	2.540	2.560
99-27	2.429	2.438	2.444	2.448	2.454	2.458	2.468	2.479	2.491
99-31	2.408	2.410	2.411	2.412	2.413	2.414	2.416	2.419	2.421
100-03	2.387	2.381	2.378	2.376	2.372	2.370	2.364	2.358	2.352
100-07	2.366	2.353	2.345	2.340	2.332	2.327	2.313	2.298	2.283
100-11	2.344	2.324	2.312	2.303	2.291	2.284	2.261	2.238	2.214
100-15	2.323	2.296	2.279	2.267	2.251	2.240	2.210	2.177	2.145
WAL:	6.77	4.86	4.13	3.75	3.31	3.08	2.56	2.18	1.89
Mod. Dur:	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Spread	-247.0	-216.4	-185.8	-169.8	-151.5	-141.8	-119.8	-103.4	-86.9
First Prin:	06/2002	06/2002	06/2002	06/2002	06/2002	06/2002	06/2002	06/2002	06/2002
Last Prin:	06/2024	08/2019	08/2017	01/2017	04/2016	08/2015	03/2013	11/2010	03/2009
Bench:	AL	AL	AL	AL	AL	AL	AL	AL	AL

These Computational Materials should be accompanied by a one-page disclaimer, which must be read in its entirety by the addressee of this communication. If such disclaimer is not attached hereto, please contact your Greenwich Capital sales representative.

	3 Month	6 Month	1 Year	2 Year	3 Year	5 Year	10 Year	30 Year
d	1.721	1.926	2.419	3.341	3.995	4.675	5.437	5.910
p Spd	1.777	1.930	2.407	3.362/42	3.786/61	4.633/45	5.292/54	5.753/54
ce	99-17+	99-01+	101-18	100-00+	109-18+	98-27+	96-27	94-22+

	3Mo L	11Cof	Prime
10	1.870	2.653	4.750

15Mtg	30Mtg	FN 6.5	FN 6.0
6.282	6.845	101-02	98-21

CAP VOLS (years)					
1	2	3	5	10	30
34.080	28.800	25.870	23.210	19.770	17.480

SWAPTION VOLS (years)			
3 X 5	1 X 10	5 X 10	10 X 10
19.300	20.000	16.200	12.800

Prepay Model Knobs	Turnover Level	Turnover Ramp	Refi Vol	Refi Elbow Shift	Burnout Severity	Burnout Timing	Lockin Sverity	Lockin Rate	Mtg Rate Shift	Surge	Model Version
Settings	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	30

Greenwich Capital Markets

Yield Sensitivity Table

May 24, 2002 11:00 AM
User: mercadk
As of May 24, 2002, 10:59 AM

Bond Class	
Name / Class:	RFC02QS6H A5
Cusip:	
Coupon:	6.063 %
Formula:	-1.0000 x 1MLIB + 7.9500
Orig. Balance:	$144,399,000.00
Factor:	1.00000000
Factor date:	02/01/2002
Current Cap:	7.95
Current Floor:	2E-15
Cur. Balance:	$144,399,000.00

Class Description	
PAC Bands:	N/A
Settlement Date:	05/30/2002
Issue Date:	05/25/2002
First Pay Date:	06/25/2002
Maturity Date:	N/A
Days Delay:	0

Collateral Description	
Coll. Type:	WL
Orig. Balance:	$501,319,261.21
Net Coupon:	7.000 %
Gross Coupon:	7.520 %
Srvc Fee:	0.520 %
Orig. Term:	360 mos
Current WAM:	357 mos
Current Age:	2 mos

Price	1*.5USR	1*.75USR	1*.9USR	1USR	1*1.15USR	1*1.25USR	1*1.5USR	1*1.75USR	1*2USR
7-06	85.728	78.601	74.205	71.232	66.714	63.682	55.955	47.949	39.626
7-10	83.748	76.638	72.253	69.287	64.781	61.758	54.053	46.060	37.746
7-14	81.846	74.751	70.376	67.417	62.923	59.909	52.223	44.243	35.936
7-18	80.015	72.936	68.570	65.618	61.135	58.130	50.463	42.494	34.193
7-22	78.253	71.188	66.832	63.886	59.413	56.418	48.768	40.810	32.514
7-26	76.556	69.504	65.157	62.217	57.755	54.768	47.135	39.186	30.893
7-30	74.919	67.880	63.542	60.608	56.156	53.177	45.561	37.620	29.330
8-02	73.341	66.314	61.984	59.056	54.613	51.643	44.041	36.107	27.819
8-06	71.817	64.802	60.480	57.557	53.124	50.162	42.575	34.647	26.360

WAL:	6.77	4.86	4.13	3.75	3.31	3.08	2.56	2.18	1.89
Mod. Dur:	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Spread	7333.6	6648.8	6236.7	5958.2	5529.5	5239.7	4496.9	3717.5	2905.9
First Prin:	06/2002	06/2002	06/2002	06/2002	06/2002	06/2002	06/2002	06/2002	06/2002
Last Prin:	06/2024	08/2019	08/2017	01/2017	04/2016	08/2015	03/2013	11/2010	03/2009
Bench:	AL	AL	AL	AL	AL	AL	AL	AL	AL

These Computational Materials should be accompanied by a one-page disclaimer, which must be read in its entirety by the addressee of this communication. If such disclaimer is not attached hereto, please contact your Greenwich Capital sales representative.

	3 Month	6 Month	1 Year	2 Year	3 Year	5 Year	10 Year	30 Year
OffTR Yld	1.779	2.058	2.606	3.528	4.102	4.725	5.444	5.866
OnTR/Swp Spd	1.777	2.064	2.561	3.555/43	3.927/65	4.672/58	5.270/64	5.712/57
OnTR Price	99-18	98-31+	101-21	100-04	109-09	95-06	96-31+	95-08

1 Mo L	3Mo L	11Cof	Prime
1.870	1.930	2.744	4.750

15Mtg	30Mtg	FN 6.5	FN 6.0
6.409	6.947	101-02	98-21

CAP VOLS (years)					
1	2	3	5	10	30
34.740	28.980	25.940	23.030	19.460	16.990

SWAPTION VOLS (years)			
3 X 5	1 X 10	5 X 10	10 X 10
18.550	19.560	15.310	12.420

Prepay Model Knobs	Turnover Level	Turnover Ramp	Refi Vol	Refi Elbow Shift	Burnout Severity	Burnout Timing	Lockin Sverity	Lockin Rate	Mtg Rate Shift	Surge	Model Version
Settings	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	30

Greenwich Capital Markets

Yield Sensitivity Table

May 24, 2002 11:02 AM
User: mercadk
As of May 24, 2002, 11:01 AM

Bond Class	
Name / Class:	RFC02QS6H A6
Cusip:	
Coupon:	6.500 %
Formula:	N/A
Orig. Balance:	$17,270,000.00
Factor:	1.00000000
Factor date:	02/01/2002
Current Cap:	N/A
Current Floor:	N/A
Cur. Balance:	$17,270,000.00

Class Description	
PAC Bands:	N/A
Settlement Date:	05/30/2002
Issue Date:	05/01/2002
First Pay Date:	06/25/2002
Maturity Date:	N/A
Days Delay:	24

Collateral Description	
Coll. Type:	WL
Orig. Balance:	$501,319,261.21
Net Coupon:	7.000 %
Gross Coupon:	7.520 %
Srvc Fee:	0.520 %
Orig. Term:	360 mos
Current WAM:	357 mos
Current Age:	2 mos

Price	1*.5USR	1*.75USR	1*.9USR	1USR	1*1.15USR	1*1.25USR	1*1.5USR	1*1.75USR	1*2USR
94-26	7.041	7.124	7.208	7.297	7.463	7.557	7.779	7.969	8.163
94-30	7.029	7.110	7.191	7.278	7.439	7.531	7.746	7.931	8.120
95-02	7.017	7.095	7.175	7.259	7.415	7.505	7.714	7.894	8.077
95-06	7.005	7.081	7.158	7.239	7.392	7.479	7.682	7.857	8.035
95-10	6.992	7.066	7.141	7.220	7.368	7.452	7.650	7.820	7.992
95-14	6.980	7.052	7.124	7.201	7.345	7.426	7.618	7.783	7.950
95-18	6.968	7.037	7.108	7.182	7.321	7.400	7.586	7.745	7.908
95-22	6.956	7.023	7.091	7.163	7.298	7.374	7.554	7.708	7.866
95-26	6.944	7.009	7.074	7.144	7.274	7.348	7.522	7.671	7.824

WAL:	20.03	14.70	11.68	9.63	7.25	6.36	4.96	4.17	3.59
Mod. Dur:	10.65	9.02	7.81	6.83	5.54	5.00	4.07	3.51	3.08
Spread	136.1	155.6	170.0	185.1	227.3	245.8	281.7	322.3	363.8
First Prin:	07/2020	12/2014	12/2011	04/2010	11/2008	02/2008	01/2007	04/2006	10/2005
Last Prin:	06/2024	08/2019	10/2016	09/2014	11/2010	06/2009	10/2007	11/2006	03/2006
Bench:	AL	AL	AL	AL	AL	AL	AL	AL	AL

These Computational Materials should be accompanied by a one-page disclaimer, which must be read in its entirety by the addressee of this communication. If such disclaimer is not attached hereto, please contact your Greenwich Capital sales representative.

	3 Month	6 Month	1 Year	2 Year	3 Year	5 Year	10 Year	30 Year
OffTR Yld	1.816	2.120	2.688	3.625	4.223	4.862	5.610	6.000
OnTR/Swp Spd	1.838	2.116	2.632	3.663/45	4.042/70	4.798/61	5.401/67	5.834/59
OnTR Price	99-17+	98-30+	101-27+	98-24+	108-30	94-20+	96-00	93-20

1 Mo L	3Mo L	11Cof	Prime
1.900	1.940	2.823	4.750

15Mtg	30Mtg	FN 6.5	FN 6.0
6.525	7.061	101-02	98-21

CAP VOLS (years)					
1	2	3	5	10	30
31.640	27.330	24.730	22.180	18.910	16.630

SWAPTION VOLS (years)			
3 X 5	1 X 10	5 X 10	10 X 10
18.330	19.260	15.320	12.390

Prepay Model Knobs	Turnover Level	Turnover Ramp	Refi Vol	Refi Elbow Shift	Burnout Severity	Burnout Timing	Lockin Sverity	Lockin Rate	Mtg Rate Shift	Surge	Model Version
Settings	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	30

Greenwich Capital Markets

May 24, 2002 11:04 AM
User: mercadk
As of May 24, 2002, 11:04 AM

Yield Sensitivity Table

Bond Class		
Name / Class:	RFC02QS6H	A9
Cusip:		
Coupon:		6.500 %
Formula:		N/A
Orig. Balance:		$33,327,000.00
Factor:		1.00000000
Factor date:		02/01/2002
Current Cap:		N/A
Current Floor:		N/A
Cur. Balance:		$33,327,000.00

Class Description	
PAC Bands:	N/A
Settlement Date:	05/30/2002
Issue Date:	05/01/2002
First Pay Date:	06/25/2002
Maturity Date:	N/A
Days Delay:	24

Collateral Description	
Coll. Type:	WL
Orig. Balance:	$501,319,261.21
Net Coupon:	7.000 %
Gross Coupon:	7.520 %
Srvc Fee:	0.520 %
Orig. Term:	360 mos
Current WAM:	357 mos
Current Age:	2 mos

Price	1*.5USR	1*.75USR	1*.9USR	1USR	1*1.15USR	1*1.25USR	1*1.5USR	1*1.75USR	1*2USR
99-04	6.642	6.646	6.648	6.649	6.651	6.653	6.665	6.678	6.692
99-08	6.627	6.630	6.632	6.633	6.634	6.635	6.644	6.653	6.663
99-12	6.612	6.614	6.615	6.616	6.616	6.617	6.622	6.628	6.634
99-16	6.597	6.598	6.598	6.599	6.599	6.599	6.601	6.603	6.606
99-20	6.583	6.582	6.582	6.582	6.582	6.581	6.580	6.579	6.577
99-24	6.568	6.566	6.565	6.565	6.564	6.563	6.559	6.554	6.549
99-28	6.553	6.550	6.549	6.548	6.547	6.546	6.538	6.529	6.520
100-00	6.539	6.535	6.533	6.531	6.530	6.528	6.517	6.504	6.492
100-04	6.524	6.519	6.516	6.515	6.512	6.510	6.496	6.480	6.463

WAL:	13.17	11.64	11.00	10.64	10.19	9.74	7.80	6.36	5.34
Mod. Dur:	8.49	7.85	7.57	7.40	7.19	6.96	5.91	5.04	4.37
Spread	120.7	124.4	125.9	126.8	127.9	129.1	155.9	175.7	189.7
First Prin:	04/2011	07/2010	04/2010	02/2010	11/2009	10/2009	07/2008	07/2007	10/2006
Last Prin:	12/2020	09/2018	08/2017	01/2017	04/2016	08/2015	03/2013	11/2010	03/2009
Bench:	AL	AL	AL	AL	AL	AL	AL	AL	AL

These Computational Materials should be accompanied by a one-page disclaimer, which must be read in its entirety by the addressee of this communication. If such disclaimer is not attached hereto, please contact your Greenwich Capital sales representative.

	3 Month	6 Month	1 Year	2 Year	3 Year	5 Year	10 Year	30 Year
OffTR Yld	1.721	1.926	2.419	3.341	3.995	4.675	5.437	5.910
OnTR/Swp Spd	1.777	1.930	2.407	3.362/42	3.786/61	4.633/45	5.292/54	5.753/54
OnTR Price	99-17+	99-01+	101-18	100-00+	109-18+	98-27+	96-27	94-22+

1 Mo L	3Mo L	11Cof	Prime
1.840	1.870	2.653	4.750

15Mtg	30Mtg	FN 6.5	FN 6.0
6.282	6.845	101-02	98-21

CAP VOLS (years)					
1	1	3	5	10	30
34.080	28.800	25.870	23.210	19.770	17.480

SWAPTION VOLS (years)			
3 X 5	1 X 10	5 X 10	10 X 10
19.300	20.000	16.200	12.800

Prepay Model Knobs	Turnover Level	Turnover Ramp	Refi Vol	Refi Elbow Shift	Burnout Severity	Burnout Timing	Lockin Sverity	Lockin Rate	Mtg Rate Shift	Surge	Model Version
Settings	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	30

May 24, 2002 10:44 AM
User: mercadk
As of May 24, 2002, 10:43 AM

Yield Sensitivity Table

Bond Class	
Name / Class:	RFC02QS6H A12
Cusip:	
Coupon:	6.250 %
Formula:	N/A
Orig. Balance:	$15,000,000.00
Factor:	1.00000000
Factor date:	02/01/2002
Current Cap:	N/A
Current Floor:	N/A
Cur. Balance:	$15,000,000.00

Class Description	
PAC Bands:	N/A
Settlement Date:	05/30/2002
Issue Date:	05/01/2002
First Pay Date:	06/25/2002
Maturity Date:	N/A
Days Delay:	24

Collateral Description	
Coll. Type:	WL
Orig. Balance:	$501,319,261.21
Net Coupon:	7.000 %
Gross Coupon:	7.520 %
Srvc Fee:	0.520 %
Orig. Term:	360 mos
Current WAM:	357 mos
Current Age:	2 mos

Price	1*.5USR	1*.75USR	1*.9USR	1USR	1*1.15USR	1*1.25USR	1*1.5USR	1*1.75USR	1*2USR
99-14+	6.351	6.356	6.359	6.360	6.363	6.364	6.368	6.373	6.378
99-18+	6.333	6.333	6.333	6.333	6.333	6.333	6.333	6.334	6.334
99-22+	6.314	6.310	6.307	6.306	6.304	6.302	6.299	6.294	6.290
99-26+	6.295	6.287	6.282	6.278	6.274	6.272	6.265	6.255	6.246
99-30+	6.277	6.264	6.256	6.251	6.245	6.241	6.231	6.217	6.202
100-02+	6.258	6.241	6.230	6.224	6.216	6.211	6.197	6.178	6.158
100-06+	6.240	6.218	6.205	6.197	6.186	6.180	6.163	6.139	6.114
100-10+	6.221	6.196	6.179	6.170	6.157	6.150	6.129	6.100	6.070
100-14+	6.203	6.173	6.154	6.143	6.128	6.119	6.095	6.061	6.027

WAL:	9.59	7.05	6.09	5.65	5.16	4.92	4.33	3.72	3.24
Mod. Dur:	6.71	5.44	4.86	4.57	4.24	4.07	3.65	3.20	2.83
Spread	108.6	140.7	152.6	157.9	163.7	166.6	181.2	206.9	226.8
First Prin:	06/2002	06/2002	06/2002	06/2002	06/2002	06/2002	06/2002	06/2002	06/2002
Last Prin:	07/2020	12/2014	12/2011	04/2010	11/2009	10/2009	07/2008	07/2007	10/2006
Bench:	AL	AL	AL	AL	AL	AL	AL	AL	AL

	3 Month	6 Month	1 Year	2 Year	3 Year	5 Year	10 Year	30 Year
OffTR Yld	1.693	1.923	2.422	3.332	3.921	4.573	5.399	5.883
OnTR/Swp Spd	1.721	1.914	2.395	3.357/44	3.749/68	4.531/59	5.223/63	5.722/53
OnTR Price	99-18+	99-01+	101-25+	100-16	109-21	95-25	97-11	95-04

1 Mo L	3Mo L	11Cof	Prime
1.860	1.900	2.744	4.750

15Mtg	30Mtg	FN 6.5	FN 6.0
6.261	6.833	101-02	98-21

CAP VOLS (years)					
1	2	3	5	10	30
32.020	27.110	24.670	22.260	18.970	16.490

SWAPTION VOLS (years)			
3 X 5	1 X 10	5 X 10	10 X 10
18.340	19.090	15.210	11.930

Prepay Model Knobs	Turnover Level	Turnover Ramp	Refi Vol	Refi Elbow Shift	Burnout Severity	Burnout Timing	Lockin Sverity	Lockin Rate	Mtg Rate Shift	Surge	Model Version
Settings	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	30

Greenwich Capital Markets

Yield Sensitivity Table

May 26, 2002 05:35 PM
User: mercadk
As of May 26, 2002, 05:34 PM

Bond Class	
Name / Class:	RFC02QS6J A13
Cusip:	
Coupon:	6.000 %
Formula:	N/A
Orig. Balance:	$50,000,000.00
Factor:	1.00000000
Factor date:	02/01/2002
Current Cap:	N/A
Current Floor:	N/A
Cur. Balance:	$50,000,000.00

Class Description	
PAC Bands:	N/A
Settlement Date:	05/30/2002
Issue Date:	05/01/2002
First Pay Date:	06/25/2002
Maturity Date:	N/A
Days Delay:	24

Collateral Description	
Coll. Type:	WL
Orig. Balance:	$501,319,261.21
Net Coupon:	7.000 %
Gross Coupon:	7.520 %
Srvc Fee:	0.520 %
Orig. Term:	360 mos
Current WAM:	357 mos
Current Age:	2 mos

Price	1*.5USR	1*.75USR	1*.9USR	1USR	1*1.15USR	1*1.25USR	1*1.5USR	1*1.75USR	1*2USR
99-16+	6.089	6.094	6.097	6.100	6.103	6.106	6.111	6.117	6.123
99-20+	6.069	6.067	6.065	6.064	6.062	6.061	6.058	6.055	6.053
99-24+	6.049	6.039	6.033	6.028	6.021	6.016	6.005	5.994	5.983
99-28+	6.029	6.012	6.001	5.992	5.979	5.971	5.952	5.933	5.913
100-00+	6.009	5.985	5.968	5.956	5.938	5.927	5.899	5.871	5.843
100-04+	5.989	5.958	5.936	5.921	5.897	5.882	5.846	5.810	5.774
100-08+	5.969	5.931	5.904	5.885	5.856	5.838	5.793	5.749	5.705
100-12+	5.949	5.904	5.873	5.850	5.815	5.793	5.740	5.688	5.635
100-16+	5.929	5.877	5.841	5.814	5.774	5.749	5.687	5.627	5.566

WAL:	8.93	5.96	4.79	4.20	3.54	3.22	2.65	2.26	1.97
Mod. Dur:	6.23	4.60	3.88	3.49	3.02	2.79	2.35	2.03	1.79
Spread	91.2	131.2	152.0	176.1	202.6	214.9	236.3	250.2	259.8
First Prin:	10/2003	06/2003	04/2003	03/2003	02/2003	02/2003	01/2003	12/2002	11/2002
Last Prin:	06/2024	08/2019	10/2016	09/2014	11/2010	06/2009	10/2007	11/2006	03/2006
Bench:	AL	AL	AL	AL	AL	AL	AL	AL	AL

	3 Month	6 Month	1 Year	2 Year	3 Year	5 Year	10 Year	30 Year
OffTR Yld	1.707	1.872	2.321	3.226	3.887	4.587	5.354	5.840
OnTR/Swp Spd	1.766	1.888	2.339	3.242/42	3.674/62	4.537/46	5.214/55	5.683/55
OnTR Price	99-18+	99-03	101-21	100-08	109-28+	99-09	97-13+	95-21

1 Mo L	3Mo L	11Cof	Prime
1.840	1.869	2.653	4.750

15Mtg	30Mtg	FN 6.5	FN 6.0
6.200	6.776	101-03+	98-23

CAP VOLS (years)					
1	2	3	5	10	30
33.860	28.900	26.050	23.400	20.000	17.520

SWAPTION VOLS (years)			
3 X 5	1 X 10	5 X 10	10 X 10
19.500	20.200	16.400	13.000

Prepay Model Knobs	Turnover Level	Turnover Ramp	Refi Vol	Refi Elbow Shift	Burnout Severity	Burnout Timing	Lockin Sverity	Lockin Rate	Mtg Rate Shift	Surge	Model Version
Settings	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	30